EXHIBIT A(5)(v)


PRUDENTIAL                           Pruco Life Insurance Company
                                     Phoenix, Arizona
                                     A Stock Company subsidiary of
                                     The Prudential Insurance Company of America


              Insured                                      Policy Number
                                                           Contract Date
          Face Amount

       Premium Period
               Agency


We will pay the beneficiary the proceeds of this contract promptly if we receive due proof that the Insured died. We make this promise subject to all the provisions of the contract.

The Death Benefit will be the insurance amount plus the amount of any extra benefit if no premium is in default and if there is no contract debt. During the first contract month, the insurance amount is the face amount we show above. After that, it depends on the payment of premiums and on investment results. The insurance amount may increase or decrease for any month as we state under Insurance Provisions on page 8. But it will not be less than the face amount if no premium is in default.

The net cash value may increase or decrease daily depending on the investment experience of the separate account. There is no guaranteed minimum.

During the first contract year the loan value is zero. After the first contract year it is 90% of the sum of the net cash value and any existing contract debt.

Premiums are fixed as to amount. They will not vary with investment results.

Please read this contract with care. A guide to its contents is on the last page. A summary is on page 2. If there is ever a question about it, or if there is a claim, just see one of our representatives or get in touch with one of our offices.

Right to Cancel Contract.--You may return this contract to us within (1) 10 days after you get it, or (2) 45 days after Part 1 of the application was signed, or
(3)10 days after we mail the Notice of Withdrawal Right. whichever is latest. All you have to do is take the contract or mail it to one of our offices or to the representative who sold it to you. It will be canceled from the start and we will give back your money promptly.

Signed for Pruco Life Insurance Company, an Arizona Corporation.

/s/ SPECIMEN                                          /s/ SPECIMEN
    Secretary                                             President

Variable Life Insurance Policy. Insurance payable only upon death. Fixed premiums payable during Insured's lifetime. Benefits reflect investment results. Guaranteed minimum death benefit if premiums duly paid and no contract debt. Non-participating.

VL--83--V


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